Exhibit 99.1

MAIN AGREEMENT

This Agreement (“Agreement”), dated …….., 2016  is made by and between PARAGON SHIPPING INC., a corporation organized under the laws of the Republic of the Marshall Islands ( “Paragon”), and ALLSEAS MARINE S.A. a corporation organized under the laws of the Republic of Liberia (“Allseas”) (collectively, the “Parties”).

RECITALS

WHEREAS, Paragon has outstanding obligations owed to Allseas amounting to approximately USD 2,300,000.

WHEREAS, Allseas has agreed, as a prerequisite for the final agreement between Paragon and Nordea Bank in respect of the sale of the six mortgaged vessels in exchange for the write-off of the loan agreement with the bank, to grant in favor of Paragon a Guarantee Letter for the amount of USD 2,000,000 (the “Guarantee Letter”) and also to waive its technical management fees for the period from 31 December 2015 until the date of the delivery of the last vessel to its new owners  (the “Technical Management Fees”).

WHEREAS, Amphitrite Shipping Inc. and Mirabel International Maritime Co. each a wholly owned subsidiary of Paragon (the “Subsidiaries”) have entered into shipbuilding contracts both dated 17 June 2013 as amended (the “Shipbuilding Contracts”) with Yangzhou Dayang Shipbuilding Co. Ltd. (the “Builder”) relation to the newbuilding Vessels with Hull Nos DY4050 and DY4052  respectively (collectively “the Vessels”).

WHEREAS, Paragon may incur significant potential liabilities and litigation risks and costs involved due to the inability of the Subsidiaries to take delivery of the Vessels.

WHEREAS, Paragon currently lacks the resources, has negative cash flow and limited options to meet its obligations towards Allseas and its affiliates and it will not be able to compensate Allseas in respect to the Guarantee Letter nor will it be able to pay the Technical Management Fees owed to it.

WHEREAS Paragon wishes to continue to engage Allseas and its affiliates, since the services provided by Allseas and its affiliates and their executive teams are necessary for the Paragon’s sustainability and future growth Allseas has agreed to offer debt relief to Paragon by taking over the Vessels in accordance to terms and conditions set out in this Agreement.

NOW, THEREFORE, in consideration of the premises and the respective representations, warranties, covenants and agreements stated herein, the parties agree as follows:

AGREED TERMS

1.	Allseas agrees to provide debt relief to Paragon and more specifically it agrees to:

a.	Procure the acquisition of the Vessels by the purchase of all the issued and outstanding share capital of both Subsidiaries by an entity/ies to be nominated by Allseas by an agreement substantially in the form set out in the Schedule;

b.	Waive an amount of up to USD2,000,000 representing part of Paragon’s total current outstanding obligations towards Allseas and its affiliates, in exchange for receiving 550,000 shares of common stock of Paragon;

c.	Indemnify, defend and hold harmless Paragon and its directors, officers, employees, agents and sub-contractors against any potential and/or future liability, damage, loss or expenses (including legal fees and expenses of litigation) incurred by or imposed on it in connection with any claims, suits, actions, demands or judgments (including, but not limited to, actions in the form of tort, warranty or strict liability) arising directly or indirectly from any potential amount and/or Claim and/or liability and/or damages towards the Builder whatsoever or howsoever that may arise out of or in connection with the Shipbuilding Contract; and

d.	Continue to provide its services under the services agreements entered into between Allseas, its affiliates and Paragon.

2.	Paragon undertakes that any remaining balance debt obligations as well as any future debt towards Allseas and its affiliates due to the services provided by the latter, will be paid at first opportunity in the future by Paragon.

3.	The Parties agree that the transactions contemplated in this Agreement shall be completed on or before 15 June 2016 with Paragon’s option to extend this Agreement for fourteen (14) days by serving a written notice to Allseas on or before 15 June 2016.

4.	The Parties confirm that they have the full legal capacity, right, power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby; and this Agreement has been duly and validly executed and delivered by each party and constitutes a valid and binding obligation of the Parties, enforceable against each other in accordance with its terms.

5.	The Parties undertake to take or cause to be taken any and all actions, to execute and deliver any and all agreements, certificates, instructions, requests, or other instruments, and to do any and all things which may be necessary or desirable to consummate the transactions contemplated hereby.

6.	This Agreement and any dispute or claim (including non-contractual disputes or claims) arising out of or in connection with it or its subject matter or formation shall be governed by and construed in accordance with English Law. Any dispute or claim (including non-contractual disputes or claims) arising out of, or in connection with this Agreement shall be shall be referred to arbitration in London in accordance with the Arbitration Act 1996 or any statutory modification or re-enactment thereof save to the extent necessary to give effect to the provisions of this Clause.

IN WITNESS WHEREOF, the parties hereto have signed this Agreement as a deed on the date first above written.

For an on behalf of Paragon Shipping Inc.	For an on behalf of Allseas Marine S.A.

By:	By:
Authorised signatory	Authorised signatory
Name:	Name:
Title:	Title:

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SCHEDULE

FORM OF SHARE PURCHASE AGREEMENT

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